# Form C

## Cover Page

Name of issuer:

RG Resource Technologies, Inc.

Legal status of issuer:

Form:   Corporation
Jurisdiction of Incorporation/Organization:   MI
Date of organization:   11/1/2016

Physical address of issuer:

581 S. Coats Road
Oxford MI 48371

Website of issuer:

http://PowerPanel.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

625

Price:

$100.00000

Method for determining price:

Dividing pre-money valuation $7,015,000.00 (or $5,612,000.00 for investors in the first $150,000.00) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2023

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

8

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $411,967.00 | $361,194.00 |
| Cash & Cash Equivalents: | $45,439.00 | $23,494.00 |
| Accounts Receivable: | $402.00 | $0.00 |
| Short-term Debt: | $2,462,531.00 | $1,913,554.00 |
| Long-term Debt: | $0.00 | $0.00 |
| Revenues/Sales: | $914.00 | $7,030.00 |
| Cost of Goods Sold: | $70,102.00 | $3,703.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($669,621.00) | ($441,936.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

RG Resource Technologies, Inc.

### COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Garth Schultz | President | RG Resource Technologies, Inc. | 2016 |
| Rob Kornahrens | President and CEO | Advanced Roofing, Inc. | 2016 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Rob Kornahrens | CEO | 2016 |
| Rob Kornahrens | Treasurer | 2016 |
| Garth Schultz | President | 2016 |
| Garth Schultz | Secretary | 2016 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Garth Schultz | 17500.0 Class B Common Stock | 25.0 |
| Rob Kornahrens | 52500.0 Class B Common Stock | 75.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.*

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

The Company is a developmental stage entity with a limited operating history. The Company only has limited cash as of the date of commencement of this Offering.  The revenue and income potential of the Company's business and market are promising but unproven.  The Company's limited operating history makes an evaluation of the Company and its prospects difficult and highly speculative. There can be no assurances that:  (a) the Company will continue to develop solar products on a timely and cost effective basis; (b) the Company will be able to generate any increase in revenues; (c) the Company will have adequate financing or resources to continue development, manufacture, marketing and sales of its solar panel products; (d) the Company will earn a profit on sales of its solar panel products that are made; (e) the Company can raise sufficient capital to support operations by attaining profitability; or (f) the Company can satisfy future liabilities.

We will be subject to the risk of litigation.

We may be subject to litigation from time to time in the course of the Company's business operations. Litigation can be both expensive and time consuming. Any litigation at this stage of the Company's development could result in the demise of the Company or have a material adverse impact on the Company because of the costs involved. Even if we were in a position to afford to litigate a dispute, litigation, by its nature, is uncertain and should we experience an outcome adverse to the Company, whether through a settlement or an adverse verdict, this could have a material adverse impact upon the Company's operations or its overall fortunes. See "Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.." below.

We may be unable to attract and retain qualified employees or key personnel.

Our success depends in material part upon the continued service of the current employees of the Company. We do not presently maintain any key man life insurance policies. The loss of the services of Rob Kornahrens or Garth Schultz could have a material adverse effect on the Company. Although Messrs. Kornahrens and Schultz are the founders and

sole owners of the Company prior to this Offering, neither executive has an employment agreement with the Company. Further, the Company's ability to carry out its business objectives depends, in part, upon its ability to hire and retain skilled executive, development and managerial personnel. The market for qualified individuals has historically been, and we expect that it will continue to be, intensely competitive. If we are unable to attract and retain key personnel and third party contractors, this could adversely affect the Company's business, financial condition, and operating results.

What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The issuance of additional equity will dilute the ownership of the Company investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities so that the above risk is mitigated, and there are fewer Shares outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market value of our shares would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or

potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is

available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

Current market conditions and recessionary pressures in one or more of our markets could impact our ability to grow the Company's business.

In the United States and globally, market and economic conditions have improved recently from the lowest point of the Coronavirus pandemic. The U.S. economy faces continued concerns about the systemic impacts of adverse economic conditions such as the ongoing Coronavirus pandemic, U.S. deficit, fluctuating energy costs, geopolitical issues, the availability and cost of credit, and an unstable real estate market. Foreign countries, in particular the Euro zone, are affected by similar systemic impacts.

Turbulence in the United States and international markets and economic conditions may adversely affect the Company's liquidity and financial condition, and the liquidity and financial condition of the Company's customers. If these market conditions occur, they may limit our ability to replace maturing liabilities and to access the capital markets to meet liquidity needs, which could have a material adverse effect on the Company's financial condition and results of operations.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

Protection of our proprietary processes, methods, and other technology is critical to our business. Failure to protect and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies. We rely primarily on patents, trademarks, trade secrets, copyrights, and contractual restrictions to protect our intellectual property. We file patent applications to protect certain inventions arising from our

R&D and are currently pursuing such patent applications in various countries in accordance with our strategy for intellectual property in that jurisdiction. Our existing patents and future patents could be challenged, invalidated, circumvented, or rendered unenforceable. Our pending patent applications may not result in issued patents, or if patents are issued to us, such patents may not be sufficient to provide meaningful protection against competitors or against competitive technologies.

We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. Although we generally enter into confidentiality agreements with our associates and third parties to protect our
intellectual property, such confidentiality agreements are limited in duration and could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or legal means. The failure of our patents or confidentiality agreements to protect our processes, equipment, technology, trade secrets, and proprietary manufacturing expertise, methods, and compounds could have a material adverse effect on our business. In addition, effective patent, trademark, copyright, and trade secret protection may be unavailable or limited in some foreign countries, especially any developing countries into which we may expand our operations. In some countries, we have not applied for patent, trademark, or copyright protection.

Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition, and operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Additionally, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation may impair our intellectual property rights and may harm our business, prospects, and reputation. In addition, we have no insurance coverage against such litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in a judicial or administrative proceeding could prevent us from offering or providing products or services or prevent us from stopping others from offering or providing competing products, and thereby have a material adverse effect on the Company's business, financial condition, and results of operations.

Our products, services or processes could be subject to claims of infringement of the intellectual property of others, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the manufacture and sale of our solar modules or the use of our technology.

Our competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with the Company's ability to make, use or sell its products or services. The validity and scope of claims relating to PV solar technology patents involve complex scientific, legal, and factual considerations and analysis and, therefore, may be highly uncertain. Claims that our products, services, business methods, or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales of a product.

Significant litigation regarding intellectual property rights exists in the Company's industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could.

We cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. Our failure to obtain the necessary licenses or other rights could prevent the development, or distribution of the Company's technology and, therefore, could have a material adverse effect on the Company's business.

A successful claim of infringement against us in connection with the use of the Company's technology could adversely affect our business.

We may need to raise additional capital to support our operations.

We may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of the Company's opportunities and customer base, the scope of product development to be undertaken by the Company, the need to respond to customer needs for improvement of product offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. We cannot fully predict the extent to which the Company will require additional financing. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. New investors may require that any future debt financing or issuance of preferred equity by the Company could be senior to the rights of the holders of the Shares, and any future issuance of equity could result in the dilution of the then existing Shares and proportionate ownership in the Company.

Risks Related to Our Markets and Customers

Competition in solar markets globally and across the solar value chain is intense, and could remain that way for an extended period of time. An increased global supply of Photovoltaic (PV) modules has caused and may continue to cause structural imbalances in which global PV module supply exceeds demand, which could have a material adverse effect on our business, financial condition, and results of operations.

In the aggregate, we believe manufacturers of solar cells and modules have significant installed production capacity, relative to global demand, and the ability for additional capacity expansion. For example, we estimate that in 2019 over 20 GW of capacity was added by solar module manufacturers, primarily but not exclusively in Asia. We believe the solar industry may from time to time experience periods of structural imbalance between supply and demand (i.e., where production capacity exceeds global demand), and that such periods will continue to put pressure on pricing. During the past several years, industry average selling prices per watt have declined in many markets, at times significantly, both at the module and system levels, as competitors have reduced prices to sell inventories worldwide. There may be additional pressure on global demand and average selling prices in the future resulting from fluctuating demand in certain major solar markets, such as China. If our competitors reduce module pricing to levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if demand for PV modules does not grow sufficiently to justify the current production supply, our business, financial condition, and results of operations could be adversely affected.

If PV solar and related technologies are not suitable for continued adoption at economically attractive rates of return or if sufficient additional demand for solar modules, related technologies, and systems does not develop or takes longer to develop than we anticipate, our net sales and profit may flatten or decline, and we may be unable to sustain profitability.

In comparison to traditional forms of energy generation, the solar energy market continues to be at a relatively early stage of development. If utility-scale PV solar technology proves unsuitable for continued adoption at economically attractive rates of return or if additional demand for solar modules and systems fails to develop sufficiently or takes longer to develop than we anticipate, we may be unable to grow our business or generate sufficient net sales to sustain profitability. In addition, demand for solar modules, related technologies, and systems in our targeted markets may develop to a lesser extent than we anticipate. Many factors may affect the viability of continued adoption of utility-scale PV solar technology in our targeted markets, as well as the demand for solar modules and systems generally, including the following:

- cost-effectiveness of the electricity generated by PV solar power systems compared to conventional energy sources, such as natural gas (which fuel source may be subject to significant price fluctuations from time to time), and other renewable energy sources, such as wind, geothermal, and hydroelectric;

- changes in tax, trade remedies, and other public policy, as well as changes in economic, market, and other conditions that affect the price of, and demand for, conventional energy resources, non-solar renewable energy resources (e.g., wind and hydroelectric), and energy efficiency programs and products, including increases or decreases in the prices of natural gas, coal, oil, and other fossil fuels and in the prices of competing renewable resources;

- the extent of competition, barriers to entry, and overall conditions and timing related to the development of solar in new and emerging market segments such as commercial and industrial customers, community solar, community choice aggregators, and other customer segments;

- availability, substance, and magnitude of support programs including federal, state, and local government subsidies, incentives, targets, and renewable portfolio standards, among other policies and programs, to accelerate the development of the solar industry;

- performance, reliability, and availability of energy generated by PV solar power systems compared to conventional and other non-solar renewable energy sources and products, particularly conventional energy generation capable of providing 24-hour, non-intermittent baseload power;

- the development, functionality, scale, cost, and timing of energy storage solutions; and changes in the amount and priorities of capital expenditures by end users of solar modules and systems (e.g., utilities), which capital expenditures tend to decrease when the economy slows or when interest rates increase, thereby resulting in redirection away from solar generation to development of competing forms of electric generation and to distribution (e.g., smart grid), transmission, and energy efficiency measures.

The reduction, elimination, or expiration of government subsidies, economic incentives, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or other adverse public policies, such as tariffs or other trade remedies imposed on solar cells and modules, could negatively impact demand and/or price levels for our solar modules and systems and limit our growth or lead to a reduction in our net sales, thereby adversely impacting our operating results.

Although we believe that solar energy will experience widespread adoption in those applications where it competes economically with traditional forms of energy without any support programs, in certain markets our net sales and profits remain subject to variability based on the availability and size of government subsidies and economic incentives. Federal, state, and local governmental bodies in many countries have provided subsidies in the form of feed-in tariffs, rebates, tax incentives, and other incentives to end users, distributors, system integrators, and manufacturers of PV solar products. Many of these support programs expire, phase out over time, require renewal by the applicable authority, or may be amended. To the extent these support programs are reduced earlier than previously expected or are changed retroactively, such changes could negatively impact demand and/or price levels for our solar modules and systems, lead to a reduction in our net sales, and adversely impact our operating results. Another consideration in the U.S. market, and to a lesser extent in other global markets, is the effect of governmental land-use planning policies and environmental policies on utility-scale PV solar development. The adoption of restrictive land-use designations or environmental regulations that proscribe or restrict the siting of utility-scale solar facilities could adversely affect the marginal cost of such development.

In addition, policies of the U.S. administration may create regulatory uncertainty in the renewable energy industry, including the solar industry, and our business, financial condition, and results of operations could be adversely affected. In October 2017, the United States Environmental Protection Agency ("U.S. EPA") issued a Notice of Proposed Rulemaking, proposing to repeal the previous U.S. presidential administration's Clean Power Plan ("CPP"), which established standards to limit carbon dioxide emissions from existing power generation facilities. In June 2019, the U.S. EPA issued the final Affordable Clean Energy ("ACE") rule and repealed the CPP. Under the ACE rule, emissions from electric utility generation facilities would be regulated only through the use of various "inside the fence" or onsite efficiency improvements and emission control technologies. In contrast, the CPP allowed facility owners to reduce emissions with "outside the fence" measures, including those associated with renewable energy projects. While the ACE rule is currently subject to legal challenges and may be subject to future challenges, the ultimate resolution of such challenges, and the ultimate impact of the ACE rule, is uncertain. As a result of the new ACE rule and other policies or actions of the current U.S. administration and/or the U.S. Congress, we may be subject to significant risks, including the following:

- a reduction or removal of clean energy programs and initiatives and the incentives they provide may diminish the market for future solar energy off-take agreements, slow the retirement of aging fossil fuel plants, including the retirements of coal generation plants, and reduce the ability for solar project developers to compete for future solar energy off-take agreements, which may reduce incentives for such parties to develop solar projects and purchase PV solar modules;

- any limitations on the value or availability to potential investors of tax incentives that benefit solar energy projects such as the solar Investment Tax Credit ("ITC") and accelerated depreciation deductions could result in such investors generating reduced revenues and economic returns and facing a reduction in the availability of affordable financing, thereby reducing demand for PV solar modules. The ITC is a U.S. federal incentive that provides an income tax credit to the owner of the project after the project is placed in service. Among other requirements, such credits require projects to have commenced construction by a certain date, which may be achieved by certain qualifying procurement activities. The ITC is 26% in 2021 and 2022, and 22% for 2023 and 10% thereafter for commercial and utility-scale projects that commence construction in 2024.Under the Modified Accelerated Cost-Recovery System, owners of equipment used in a solar project may claim all of their depreciation deductions with respect to such equipment over five years, even though the useful life of such equipment is generally greater than five years. In addition, in December 2017, the U.S. government enacted comprehensive tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). Under the Tax Act, qualified property placed in service after September 22, 2017 and before January 1, 2023 is generally eligible for 100% expensing, and such property placed in service after December 31, 2022 and before January 1, 2027 is generally eligible for expensing at lower percentages. However, the Tax Act also reduced the U.S. corporate income tax rate to 21% effective January 1, 2018, which could diminish the capacity of potential investors to benefit from incentives such as the ITC and reduce the value of accelerated depreciation deductions and expensing, thereby reducing the relative attractiveness of solar projects as an investment; and

- any effort to overturn federal and state laws, regulations, or policies that are supportive of solar energy generation or that remove costs or other limitations on other types of electricity generation that compete with solar energy projects could negatively impact our ability to compete with traditional forms of electricity generation and materially and adversely affect our business.

- Application of U.S. trade laws, or trade laws of other countries, may also impact, either directly or indirectly, our operating results. For example, in January 2018, following a petition filed by a U.S.-based manufacturer of solar cells under Sections 201 and 202 of the Trade Act of 1974 for global safeguard relief with the U.S. International Trade Commission (the "USITC"), requested, among other things, the imposition of certain tariffs on crystalline silicon solar cells imported into the United States and the establishment of a minimum price per watt on imported crystalline silicon solar modules, the U.S. President proclaimed tariffs on imported crystalline silicon modules, and a tariff-rate quota on imported crystalline silicon cells, over a four-year period, with the tariff on modules, and the tariff on cells above the first 2.5 GWDC of imports, starting at 30% for the February 2018 to February 2019 period and declining by five percentage points in each subsequent 12-month period. The Office of the United States Trade Representative (the "USTR") has also granted certain requests that particular types of solar products be excluded from the tariffs. Among these was an exclusion for bifacial solar modules that was issued on June 13, 2019. In a notice published on October 9, 2019, the USTR announced that it will withdraw the exclusion for bifacial solar modules, effective October 28, 2019. However, on December 5, 2019, the United States Court of International Trade overturned the announcement by issuing a preliminary injunction ordering the exclusion of bifacial solar modules from the tariffs. On January 27, 2020, the USTR announced a public comment process regarding the possible retention or withdrawal of the exclusion for bifacial solar modules, but such process has been challenged at the United States Court of International Trade. In addition, the USITC has reviewed developments regarding the relevant domestic industry (including its efforts to adjust to import competition) and provided a report to the U.S. President in February 2020. The USITC is also reviewing the probable effects of increasing the tariff-rate quota for solar cells from 2.5 GWDC to 4, 5, or 6 GWDC.

The United States has also imposed import tariffs in connection with other proceedings during 2018 and 2019. In March 2018, the President proclaimed tariffs on certain imported aluminum and steel articles, generally at rates of 10% and 25%, respectively, under Section 232 of the Trade Expansion Act of 1962. Currently, all countries except Argentina, Australia, Canada, and Mexico are covered by the aluminum tariff, and all countries except Argentina, Australia, Brazil, Canada, Mexico, and South Korea are covered by the steel tariff. In addition, in May 2018, the U.S. President proclaimed absolute quotas for the import of aluminum articles from Argentina and the import of steel articles from Argentina, Brazil, and South Korea. In January 2020, the President announced the expansion of tariffs under Section 232 to cover certain derivative steel and aluminum articles. Separately, in a series of actions during 2018 and 2019 that followed an investigation under Section 301 of the Trade Act of 1974, the United States imposed tariffs on various articles imported from China at a rate of 25%, including crystalline silicon solar cells and modules and various other articles. In including crystalline silicon solar cells and modules and various other articles. In August 2019, the President announced that the Section 301 tariff on various products, including crystalline silicon solar cells and modules, would increase to 30%, but such increase was later postponed in connection with U.S.-China negotiations. In December 2019, the United States and China announced a "Phase One" economic and trade agreement, whereby the U.S. Section 301 tariffs on various products, including crystalline silicon solar cells and modules, would remain at 25%, while Section 301 tariffs on certain other products would be lowered from 15% to 7.5%.

Internationally, in July 2018, the Indian government imposed a safeguard duty on solar cells and modules imported from various countries, including member countries of the Organization for Economic Co-operation and Development ("OECD"), China, and Malaysia, for a two-year period, starting at 25% through July 2019 and declining by five percentage points in each subsequent six-month period. In addition, in March 2019, the Indian government issued technical guidelines related to the enlistment of approved models and manufacturers of PV solar modules. Pursuant to the regulations, after March 2020, all projects owned by the Indian government or from which energy would be supplied to the government would be required to procure eligible components from these enlisted manufacturers. The enlistment procedures have certain distinguishing criteria depending on whether a manufacturer is located inside or outside of India, which may restrict our ability to access the Indian market. Such tariffs and policies, or any other U.S. or global trade remedies or other trade barriers, may directly or indirectly affect U.S. or global markets for solar energy and our business, financial condition, and results of operations.

These examples show that established markets for PV solar development face uncertainties arising from policy, regulatory, and governmental constraints. While the expected potential of the markets we are targeting is significant, policy promulgation and market development are especially vulnerable to governmental inertia, political instability, the imposition of trade remedies and other trade barriers, geopolitical risk, fossil fuel subsidization, potentially stringent localization requirements, and limited available infrastructure.

**We may be unable to profitably provide new solar offerings or achieve sufficient market penetration with such offerings.**

We may expand our portfolio of offerings to include solutions that build upon our core competencies but for which we have not had significant historical experience, including variations in our traditional product offerings or other offerings related to commercial and industrial customers and community solar. We cannot be certain that we will be able to ascertain and allocate the appropriate financial and human resources necessary to grow these business areas. We could invest capital into growing these businesses but fail to address market or customer needs or otherwise not experience a satisfactory level of financial return. Also, in expanding into these areas, we may be competing against companies that previously have not been significant competitors, such as companies that currently have substantially more experience than we do in the residential, commercial and industrial, or other targeted offerings. If we are unable to achieve growth in these areas, our overall growth and financial performance may be limited relative to our competitors and our operating results could be adversely impacted.

**An increase in interest rates or tightening of the supply of capital in the global financial markets (including a reduction in total tax equity availability) could make it difficult for customers to finance the cost of a PV solar power system and could reduce the demand for our modules or systems and/or lead to a reduction in the average selling price for such offerings.**

Many of our customers and our systems business depend on debt and/or equity financing to fund the initial capital expenditure required to develop, build, and/or purchase a PV solar power system. As a result, an increase in interest rates, or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or our systems business to secure the financing necessary to develop, build, purchase, or install a PV solar power system on favorable terms, or at all, and thus lower demand for our solar modules, which could limit our growth or reduce our net sales. See the Risk Factor entitled "The reduction, elimination, or expiration of government subsidies, economic incentives, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or other adverse public policies, such as tariffs or other trade remedies imposed on solar cells and modules, could negatively impact demand and/or price levels for our solar modules and systems and limit our growth or lead to a reduction in our net sales, thereby adversely impacting our operating results" for additional information. In addition, we believe that a significant percentage of our customers install systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor's return on investment in a system, increase equity return requirements, or make alternative investments more attractive relative to PV solar power systems and, in each case, could cause these customers to seek alternative investments.

Risks Related to our Operations, Manufacturing, and Technology

**Our future success depends on our ability to effectively balance manufacturing production with market demand, decrease our manufacturing cost per watt.**

Our future success depends on our ability to effectively balance manufacturing production with market demand, decrease our manufacturing cost per watt, and increase our manufacturing capacity through outsourcing in a cost-effective and efficient manner. If we cannot do so, we may be unable to decrease our manufacturing cost per watt, maintain our competitive position, sustain profitability, expand our business, or create long-term shareholder value. Our ability to decrease our manufacturing cost per watt, expand production capacity, or convert existing production facilities to support new product lines is subject to significant risks and uncertainties, including the following:

- failure to reduce manufacturing material, labor, or overhead costs;

- an inability to increase production throughput or the average power output per module;

- delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as our inability to secure successful contracts with equipment vendors;

- our custom-built equipment taking longer and costing more to manufacture than expected and not operating as designed;

- delays or denial of required approvals by relevant government authorities;

- an inability to hire qualified staff;

- failure to execute our expansion or conversion plans effectively;

- difficulty in balancing market demand and manufacturing production in an efficient and timely manner, potentially causing our manufacturing capacity to be constrained in some future periods or over-supplied in others; and

- incurring asset write-downs, write-offs, and other charges and costs, which may be significant, during those periods in which we idle, slow down, shut down, convert, or otherwise adjust our manufacturing capacity.

We face intense competition from manufacturers of crystalline silicon solar modules; if global supply exceeds global demand, it could lead to a further reduction in the average selling price for PV solar modules, which could reduce our net sales and adversely affect our results of operations.

The solar and renewable energy industries are highly competitive and are continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. Within the global PV solar industry, we face intense competition from crystalline silicon solar module manufacturers. Existing or future solar module manufacturers might be acquired by larger companies with significant capital resources, thereby further intensifying competition with us. In addition, the introduction of a low cost disruptive technology could adversely affect our ability to compete, which could reduce our net sales and adversely affect our results of operations.

Even if demand for solar modules continues to grow, the rapid manufacturing capacity expansion undertaken by many module manufacturers, particularly manufacturers of crystalline silicon cells and modules, has created and may continue to cause periods of structural imbalance in which supply exceeds demand. See the Risk Factor entitled "Competition in solar markets globally and across the solar value chain is intense, and could remain that way for an extended period of time. An increased global supply of PV modules has caused and may continue to cause structural imbalances in which global PV module supply exceeds demand, which could have a material adverse effect on our business, financial condition, and results of operations," for additional information. In addition, we believe any significant decrease in the cost of silicon feedstock or polysilicon would reduce the manufacturing cost of crystalline silicon modules and lead to further pricing pressure for solar modules and potentially an oversupply of solar modules. We also believe many crystalline silicon cell and wafer manufacturers have substantially transitioned from lower efficiency back surface field ("BSF") multi-crystalline cells (the legacy technology against which we have generally competed in our markets) to higher efficiency PERC mono-crystalline cells at competitive cost structures. As a result, we expect that in the near future, our primary competition will be mono-crystalline PERC based modules with higher conversion efficiencies. Additionally, while conventional solar modules, including the solar modules we produce, are monofacial, meaning their ability to produce energy is a function of direct and diffuse irradiance on their front side, certain manufacturers of mono-crystalline PERC solar modules are promoting bifacial modules that also capture diffuse irradiance on the back side of a module. Such technology can improve the overall energy production of a module relative to nameplate front-side efficiency when applied in certain applications and Balance of System ("BoS") configurations, which could potentially lower the overall levelized cost of electricity ("LCOE"), meaning the net present value of a system's total life cycle costs divided by the quantity of energy that is expected to be produced over the system's life, of a system when compared to systems using conventional solar modules, including the modules we produce. Additionally, we believe that our competitors are evaluating the possibility of transitioning from p-type to n-type mono-crystalline wafers and cells. If successful, such transition would further increase the efficiency and energy yield of their product. Finally, many of our competitors are promoting modules with larger overall area based on the use of larger silicon wafers. While the transition to such larger wafers would increase nameplate wattage, we believe the associated production cost would not improve significantly.

During any such period, our competitors could decide to reduce their sales prices in response to competition, even below their manufacturing costs, in order to generate sales, and may do so for a sustained period. Other competitors may have direct or indirect access to sovereign capital, which could enable such competitors to operate at minimal or negative operating margins for sustained periods of time. As a result, we may be unable to sell our solar modules or systems at attractive prices, or for a profit, during any period of excess supply of solar modules, which would reduce our net sales and adversely affect our results of operations. Additionally, we may decide to lower our average selling prices to certain customers in certain markets in response to competition, which could also reduce our net sales and adversely affect our results of operations.

Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share.

We perform a variety of module quality and life tests under different conditions upon which we base our assessments of future module performance over the duration of the warranty. However, if our solar modules perform below expectations, we could experience significant warranty and related expenses, damage to our market reputation, and erosion of our market share. With respect to our modules, we provide a limited warranty covering defects in materials and workmanship under normal use and service conditions for approximately 10 years. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by 0.5% every year thereafter throughout the approximate 25-year limited power output warranty period. As an alternative form of our standard limited module power output warranty, we also offer an aggregated or system-level limited module performance warranty. As a result of these warranty programs, we bear the risk of product warranty claims long after we have sold our solar modules and recognized net sales.

If any of the assumptions used in estimating our module warranties prove incorrect, we could be required to accrue additional expenses, which could adversely impact our financial position, operating results, and cash flows. Although we have taken precautions to avoid a manufacturing excursion from occurring, any manufacturing excursions, including any commitments made by us to take remediation actions in respect of affected modules beyond the stated remedies in our warranties, could adversely impact our reputation, financial position, operating results, and cash flows.

Although our module performance warranties extend for 25 years, our oldest solar modules manufactured during the qualification of our pilot production line have only been in use since 2017. Accordingly, our warranties are based on a variety of quality and life tests that enable predictions of durability and future performance. These predictions, however, could prove to be materially different from the actual performance during the warranty period, causing us to incur substantial expense to repair or replace defective solar modules or provide financial remuneration in the future. For example, our solar modules could suffer various failure modes, including breakage, delamination, corrosion, or performance degradation in excess of expectations, and our manufacturing operations or supply chain could be subject to materials or process variations that could cause affected modules to fail or underperform compared to our expectations. These risks could be amplified as we implement design and process changes in connection with our efforts to improve our products and accelerate module wattage as part of our long-term strategic plan. In addition, if we increase the number of installations in extreme climates, we may experience increased failure rates due to deployment into such field conditions. Any widespread product failures may damage our market reputation, cause our net sales to decline, require us to repair or replace the defective modules or provide financial remuneration, and result in us taking voluntary remedial measures beyond those required by our standard warranty terms to enhance customer satisfaction, which could have a material adverse effect on our operating results.

For solar power systems constructed for customers, we typically provide limited warranties for defects in engineering design, installation, and BoS part workmanship for a period of one to two years following the substantial completion of a system or a block within the system. In resolving claims under such BoS warranties, we have the option of remedying the defect through repair or replacement. As with our modules, these warranties are based on a variety of quality and life tests that enable predictions of durability and future performance. Any failures in BoS equipment or system construction beyond our expectations may also adversely impact our reputation, financial position, operating results, and cash flows.

In addition, our contracts with customers include provisions with particular product specifications, minimum wattage requirements, and specified delivery schedules. These contracts may be terminated, or we may incur significant liquidated damages or other damages, if we fail to perform our contractual obligations. In addition, our costs to perform under these contracts may exceed our estimates, which could adversely impact our profitability.  Any failures to comply with our contracts for the sale of our modules could adversely impact our reputation, financial position, operating results, and cash flows.

Our failure to further refine our technology, reduce module manufacturing and BoS costs, and develop and introduce improved  products could render our solar modules or systems uncompetitive and reduce our net sales, profitability, and/or market share.

We need to continue to invest  financial resources in R&D to continue to improve our module conversion efficiencies, lower the LCOE of our solar power systems, and otherwise keep pace with technological advances in the solar industry. However, R&D activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. We seek to continuously improve our products and processes and the resulting changes carry potential risks in the form of delays, performance, additional costs, or other unintended contingencies. In addition, our  expenditures for R&D may not produce corresponding benefits. Other companies are developing a variety of competing PV technologies, including advanced multi-crystalline silicon cells, PERC or advanced p-type crystalline silicon cells, high-efficiency n-type crystalline silicon cells, bifacial solar modules, copper indium gallium diselenide thin films, amorphous silicon thin films, and new emerging technologies such as hybrid perovskites, which could produce solar modules or systems that prove more cost-effective or have better performance than our solar modules or systems.

In addition, other companies could potentially develop a highly reliable renewable energy system that mitigates the intermittent power generation drawback of many renewable energy systems, or offer other value-added improvements from the perspective of utilities and other system owners, in which case such companies could compete with us even if the LCOE associated with such new systems is higher than that of our systems. As a result, our solar modules or systems may be negatively differentiated or rendered obsolete by the technological advances of our competitors, which would reduce our net sales, profitability, and/or market share. In addition, we often forward price our products and services in anticipation of future cost reductions and technology improvements, and thus, an inability to further refine our technology and execute our module technology and cost reduction roadmaps could adversely affect our operating results.

 Some of our manufacturing equipment is customized and sole sourced. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements.

 Some of our manufacturing equipment, including

manufacturing equipment related to the production of our PVT modules, is customized to our production lines based on designs or specifications that we provide to equipment manufacturers, which then undertake a specialized process to manufacture the custom equipment. As a result, the equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become delayed, damaged, or stop working. If any piece of equipment fails, production along the entire production line could be interrupted. In addition, the failure of our equipment manufacturers to supply equipment in a timely manner or on commercially reasonable terms could delay our expansion or conversion plans, otherwise disrupt our production schedule, and/or increase our manufacturing costs, all of which would adversely impact our operating results.

Several of our key raw materials and components are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials and components that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules or increase our manufacturing costs. Several of our key raw materials and components are either single-sourced or sourced from a limited number of suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. In addition, some of our suppliers are smaller companies that may be unable to supply our increasing demand for raw materials and components as we expand our business. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. A constraint on our production may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, reductions in our production volume may put pressure on suppliers, resulting in increased material and component costs.

Issues with the Company's manufacturing process could cause one or both functionalities of the Company's solar panels to not function.

The Company's solar panels provide two separate functions, photovoltaic functions performed by solar panels plus thermal energy functions, together referred to as "PVT" (photovoltaic + thermal  energy production.  PVT combines the generation of electricity and heated water within close proximity of each other. Although the generation path of each of these energy streams are separated by design and construction, there is a risk that the two could co-mingle due to manufacturing process failure or material failure, thereby rendering one or the other generation mechanisms inoperative.

Our international operations subject us to a number of risks, including unfavorable political, regulatory, labor, and tax conditions in the United States and/or foreign countries.

We have development, construction, sales, and marketing operations both within and outside the United States and expect to continue to expand our operations worldwide. As a result, we are subject to the legal, political, social, tax, and regulatory requirements and economic conditions of many jurisdictions.

Risks inherent to international operations include, but are not limited to, the following:

•difficulty in enforcing agreements in foreign legal systems;

•difficulty in forming appropriate legal entities to conduct business in foreign countries and the associated costs of forming and maintaining those legal entities;

•varying degrees of protection afforded to foreign investments in the countries in which we operate and irregular interpretations and enforcement of laws and regulations in such jurisdictions;

•foreign countries may impose additional income and withholding taxes or otherwise tax our foreign operations, impose tariffs, or adopt other restrictions on foreign trade and investment, including currency exchange controls;

•fluctuations in exchange rates may affect demand for our products and services and may adversely affect our profitability and cash flows in U.S. dollars to the extent that our net sales or our costs are denominated in a foreign currency and the cost associated with hedging the U.S. dollar equivalent of such exposures is prohibitive; the longer the duration of such foreign currency exposure, the greater the risk;

•anti-corruption compliance issues, including the costs related to the mitigation of such risk;

•risk of nationalization or other expropriation of private enterprises;

•changes in general economic and political conditions in the countries in which we operate, including changes in government incentive provisions;

•unexpected adverse changes in U.S. or foreign laws or regulatory requirements, including those with respect to environmental protection, import or export duties, and quotas;

•opaque approval processes in which the lack of transparency may cause delays and increase the uncertainty of project approvals;

•difficulty in staffing and managing widespread operations;

•difficulty in repatriating earnings;

•difficulty in negotiating a successful collective bargaining agreement in applicable foreign jurisdictions;

•trade barriers such as export requirements, tariffs, taxes, local content requirements, anti-dumping regulations and requirements, and other restrictions and expenses, which could increase the effective price of our solar modules and make us less competitive in some countries; and

•difficulty of, and costs relating to, compliance with the different commercial and legal requirements of the overseas countries in which we offer and sell our solar modules.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Risks Related to Regulations

Existing regulations and policies, changes thereto, and new regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar products or systems, which may significantly reduce demand for our modules, systems, or services.

The market for electricity generation products is heavily influenced by federal, state, local, and foreign government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end-user purchases of PV solar products or systems and investment in the R&D of PV solar technology. For example, without a mandated regulatory exception for PV solar power systems, system owners are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. To the extent these interconnection standby fees are applicable to PV solar power systems, it is likely that they would increase the cost of such systems, which could make the systems less desirable, thereby adversely affecting our business, financial condition, and results of operations. In addition, with respect to utilities that utilize a peak-hour pricing policy or time-of-use pricing methods whereby the price of electricity is adjusted based on
electricity supply and demand, electricity generated by PV solar power systems currently benefits from competing primarily with expensive peak-hour electricity, rather than the less expensive average price of electricity. Modifications to the peak-hour pricing policies of utilities, such as to a flat rate for all times of the day, would require PV solar power systems to have lower prices in order to compete with the price of electricity from other sources, which could adversely impact our operating results.

Our modules, systems, and services are often subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering, and other matters, and tracking the requirements of individual
jurisdictions is complex. Any new government regulations or utility policies pertaining to our modules, systems, or services may result in significant additional expenses to us or our customers and, as a result, could cause a significant reduction in demand for our modules, systems, or services. In addition, any regulatory compliance failure could result in significant management distraction, unplanned costs, and/or reputational damage.

We could be adversely affected by any violations of the Foreign Corrupt Practices Act ("FCPA") and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities, and others (e.g., the FCPA and the U.K. Bribery Act) extend their application to activities outside their country of origin. Our policies mandate compliance with all applicable anti-bribery laws. We currently operate in, and may further expand into, key parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our operations in certain jurisdictions require substantial government contact, either directly by us or through intermediaries over whom we have less direct control, such as subcontractors, agents, and partners (such as joint venture partners), where norms can differ from U.S. standards. Although we have implemented policies, procedures, and, in certain cases, contractual arrangements designed to facilitate compliance with these anti-bribery laws, our officers, directors, associates, subcontractors, agents, and partners may take actions in violation of our policies, procedures, contractual arrangements, and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us and such persons to criminal and/or civil penalties or other sanctions potentially by government prosecutors from more than one country, which could have a material adverse effect on our business, financial condition, cash flows, and reputation.

Environmental obligations and liabilities could have a substantial negative impact on our business, financial condition, and results of operations.

Our operations involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local, and international levels. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. As we expand our business into foreign jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. Such solutions could also result in substantial delay or termination of projects under construction within our systems business, which could adversely impact our results of operations. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, and results of operations.

Private Offering And Liquidity Risks

The purchase price of the Shares in this Offering has been arbitrarily determined and may not reflect their actual value.

The purchase price of the Shares has been arbitrarily determined by the Company and is not the result of arm's-length negotiations. It has been determined primarily by the Company's perceived working capital needs and bears no relationship to any established criteria of value. The value of the Company is currently less than the Offering price for the Shares, and is expected to be less than the current value even after completion of the Offering. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared. No assurance is, or can be, given that the Shares could be sold for the Offering price or for any amount at all. Investment in the Shares is speculative and involves a high degree of risk. There is no public market for the Shares.

There is no public market for the Shares, and you will have to hold your Shares indefinitely, subject only to a private sale that is exempt from registration to a qualified counterparty, or a sale of the business.

To purchase Shares, you must represent that you are acquiring the Shares for investment and not with a view to distribution or resale, that you understand the Shares are not readily transferable and, in any event, that you must bear the economic risk of an investment in the Shares for an indefinite period of time because they have not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws, and that the Shares cannot be sold unless they are subsequently registered or an exemption from such registration is available, you must have held the Shares for at least one year from the date of their purchase from the Company, and your transaction must otherwise be in compliance with all laws and regulations that may be applicable. Currently, there is no public or other trading market for the Shares, and there can be no assurance that the Company will be operational and available to facilitate a private sale of your Shares and/or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so.

The materials of the Company contain pro forma financials and financial projections that involve significant uncertainty.

The materials of the Company contain pro forma financial information and financial projections that are forward-looking statements that involve significant risk and uncertainty. All materials or documents supplied by the Company, including any such pro forma financials or projections, should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in these Risk Factors and documents of the Company made available for review. The assumptions and facts upon which such pro forma financials and projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the Company's control. The projections included in Company documents are based on assumptions made by management of the Company about future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. Neither the Company nor the officers and directors nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Shares.

We do not anticipate declaring or paying dividends on the Shares in the foreseeable future.

We currently intend to retain any future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying dividends on or with respect to our Shares in the foreseeable future. Any payment of distributions will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as our Directors may deem relevant at that time. Therefore, you should not expect to receive distributions on or with respect to any Shares.

We intend to provide indemnification to the Company's Directors and Officers.

We intend to indemnify the Company's Directors and Officers to the fullest extent permissible under the law. Under most circumstances, the Company's Directors and Officers, if any, may not be held liable to the Company or its equity owners for errors in judgment or other acts or omissions in the conduct of the Company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.


The Disclosure Documents and other documents provided in connection with the Offering of Shares contain forward-looking statements.

The Disclosure Documents and other documents provided in connection with the Offering of Shares contain certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. When the Company uses the words "expect", "anticipate," "intend," "hope," "plan" and similar expressions, the Company is using forward-looking statements. You should be aware that forward-looking statements involve a high degree of risk and uncertainty. The Company has only a limited operating history. The Company's ability to implement its business objectives is based upon a number of assumptions, which include the assumption that the Company will not be subject in any material way to any of the risks discussed in these Risk Factors. That assumption may not be accurate.

Risks Related to Federal Income Taxation.

Overview.

The federal income taxation of shareholders and corporations is highly complex. There can be no assurance that the present income tax treatment of an investment in the Company may not be modified by legislative, judicial or administrative action at any time to the detriment of the investors, and changes or developments in the tax law could have retroactive effects. Investors are also urged to consult with and rely upon their personal tax advisors in evaluating the tax aspects of an investment in the Company, including, but not limited to, the risks described above.

Changes in tax provisions, the enactment of new tax legislation, or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in the jurisdictions in which we operate. In December 2017, the United States enacted the Tax Cuts and Jobs Act of 2017. Additionally, longstanding international tax laws that determine each country's jurisdictional tax rights in cross-border international trade continue to evolve as a result of the base erosion and profit shifting reporting requirements recommended by the OECD. As these and other tax laws and regulations change, our business, financial condition, and results of operations could be adversely affected.

We are subject to potential tax examinations in various jurisdictions, and taxing authorities may disagree with our interpretations of U.S. and foreign tax laws and may assess additional taxes. Therefore, the amounts ultimately paid upon resolution of such examinations could be materially different from the amounts previously included in our income tax provision, which could have a material impact on our results of operations and cash flows.

In addition, our future effective tax rate could be adversely affected by changes to our operating structure, losses of tax holidays, changes in the jurisdictional mix of earnings among countries with tax holidays or differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the discovery of new information in the course of our tax return preparation process. Any changes in our effective tax rate may materially and adversely impact our results of operations.

Circular 230 Required Disclosure

Please note that Treasury Regulations require that we inform you that this summary was written to support the promotion or marketing of the transaction or matters addressed herein. This summary was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law. In view of the complexity of the tax aspects of investing in any Shares of the Company, and particularly in view of the fact that the tax situation of each investor will not be the same, all prospective investors are strongly urged to consult their independent tax advisors with specific reference to their own tax situations prior to making an investment in the Shares of the Company.

Our largest stockholder has significant influence over us and his interests may conflict with or differ from interests of other minority stockholders.

Our largest stockholder Robert Kornahrens (the "Significant Stockholder") is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Significant Stockholder owned approximately 75% of our outstanding super voting (10 votes per share) Class B Shares as of February 28, 2021. As the holder of a majority of the voting rights in the Company, the Significant Stockholder may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. As a result, the Significant Stockholder has control over all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets. The interests of the Significant Stockholder could conflict with or differ from interests of other stockholders. For example, the concentration of ownership held by the Significant Stockholder could delay, defer, or prevent a change of control of our company, impede a merger, takeover, or other business combination, which other stockholders may view favorably or could cause the Company to issue additional equity to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new equity or the sale of debt, convertible debt or assets of the Company. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

**USE OF FUNDS**

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 94% general working capital needs of the Company; 6% towards Wefunder fee

---

If we raise: **$1,070,000**

Use of Proceeds: 18% towards general working capital needs; 15% towards management team salaries; 46% towards sales & marketing costs; 15% towards 3 months Operating Overheard; 6% towards Wefunder fee

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

**DELIVERY & CANCELLATIONS**

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.**

**If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.**

**Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.**

**The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

**If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Priced Round: $7,015,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

RG Resource Technologies, Inc. is offering up to 11,075 Class A Common shares, at a price per share of $100.00.

Investors in the first $150,000.00 of the offering will receive stock at a price per share of $80.00, and a pre-money valuation of $5,612,000.00

The campaign maximum is $1,070,000 and the campaign minimum is $50,000.00.

### Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

### Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

### Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

### Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

### RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Class A Common Stock | 21,000 | 0 | Yes ⌄ |
| Class C Common Stock | 9,000 | 150 | No ⌄ |
| Class B Common Stock | 70,000 | 70,000 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

Describe any other rights:

Class A Common Stock has 1 vote per share.

Class B Common Stock has 10 votes per share.

Class C Common Stock is non-voting.

All classes of common stock have the same liquidation rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| Lender | State of Michigan |
|---|---|
| **Issue date** | 09/16/10 |
| **Amount** | $715,745.00 |
| **Outstanding principal plus interest** | $715,745.00 as of 05/09/21 |
| **Interest rate** | 10.0% per annum |
| **Maturity date** | 12/31/26 |
| **Reason for late payments** | Because of changes in the loan administration process, the Company remains uncertain as to the status of the loan, including to what entity, if any, payments should be made. |

*The loan was provided by the State of Michigan to promote alternative energy development.*

*Loan*

| Lender | JSP Realty LLC and JSP International LLC |
|---|---|
| **Issue date** | 10/31/11 |
| **Amount** | $1,150,271.00 |
| **Outstanding principal plus interest** | $1,150,271.00 as of 05/09/21 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 06/15/30 |
| **Current with payments** | Yes |

*The loan was converted to a Royalty Agreement pursuant to which the debtor must pay 1% of Gross Revenues until the obligation is paid off.*

*Loan*

| Lender | Rob Kornahrens |
|---|---|
| **Issue date** | 12/30/21 |
| **Amount** | $580,000.00 |
| **Outstanding principal plus interest** | $580,000.00 as of 03/31/22 |
| **Interest rate** | 1.6% per annum |
| **Current with payments** | Yes |

*Due on demand. No maturity date.*

*Convertible Note*

| Issue date | 11/15/07 |
|---|---|
| **Amount** | $25,000.00 |
| **Interest rate** | 6.0% per annum |
| **Discount rate** | 0.0% |
| **Valuation cap** | $25,000.00 |
| **Maturity date** | 11/15/11 |

*This note is no longer an obligation of the company pursuant to a settlement arrangement worked out during 2021.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Rob Kornahrens |
| **Amount Invested** | $6,475,500.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/19 |
| **Outstanding principal plus interest** | $0.00 as of 04/14/21 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Principal Shareholder and Founder |

| | |
|---|---|
| **Name** | Rob Kornahrens |
| **Amount Invested** | $580,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/21 |
| **Outstanding principal plus interest** | $580,000.00 as of 03/31/22 |
| **Interest rate** | 1.6% per annum |
| **Current with payments** | Yes |
| **Relationship** | Founder |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

With Power Panel, the future of energy is today. Power Panel's unique technology takes solar thermal energy to the next level with patented thermal technology 4x as powerful as PV, capturing 80% of the sun's energy.

Our team has ambitious goals to partner with major organizations like Tesla, Trane, and others in this industry. In 5 years we want to be developing key

partnerships with these organizations and pursuing licensing / acquisitions of our technology that will serve as a platform for further extending our product into the world and providing a significant return to our investors / owners. These projections are not guaranteed.

**Milestones**

RG Resource Technologies, Inc. was incorporated in the State of Michigan in November 2016.

Since then, we have:

- LEADING TECHNOLOGY: PP Technology captures 75% of sun's energy vs 20% for traditional solar pv

- READY FOR MARKET: The PP product has 10+ years of R&D behind it and multiple test case studies

- REVENUE: $16.5M Annual Revenue projected by 2026 (not guaranteed)

- DIVERSIFIED VERTICALS: Industrial | Commercial | Agriculture | Military | Residential | Resorts

- PROFITABILITY: Project On-Going Gross Margins around 40% (not guaranteed)

- IMPACT: PP has committed to donating 5% of gross profits to disaster relief needs globally

- COMPACT: 40% smaller than traditional PV with 750W output

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $914 compared to the year ended December 31, 2020, when the Company had revenues of $7,030. Our gross margin was -7569.8% in fiscal year 2021, compared to 47.33% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $411,967, including $45,439 in cash. As of December 31, 2020, the Company had $361,194 in total assets, including $23,494 in cash.

- *Net Loss.* The Company has had net losses of $669,621 and net losses of $441,936 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $2,462,531 for the fiscal year ended December 31, 2021 and $1,913,554 for the fiscal year ended December 31, 2020.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $2,510,922 in debt, 6,475,500 in paid in capital, and $25,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

RG Resource Technologies, Inc. cash in hand is $5,696.01, as of April 2022. Over the last three months, revenues have averaged $5,333/month, cost of goods sold has averaged $3,375/month, and operational expenses have averaged $44,744/month, for an average burn rate of $42,786 per month. Our intent is to be profitable in 5 months.

There are several material changes to the financial model since the date our financials cover. We have revised sales for our Gen2O and thermal storage tanks. Additionally, we have pushed the release of our PV2 module beyond 2022. Due to these changes in volume, we have adjusted the USA manufacturing plant utilization from 2022-2026 to reflect that. Due to some efficiencies, we have removed the majority of tech transfer and licensing fees that were originally in our model. All dates for the model have been moved back 1 year from our original model. Several challenges related to global shipping and manufacturing shortages related to Covid slowed the international capabilities of our partners. Due to learnings around our internal sales operations and developing partnerships with many global distributors, we have decided to move our sales org chart from 3 internal team members down to 2 team members. Labor rates in this model have increased 25% due to increases in labor market values and labor shortages in the economy. The CEO cost has been removed from the model for these first 5 years. Rob Kornahrens is filling that role and is not drawing a salary from company funds at this point. Rent will double after 2022 by $5k per month. Utilities costs starting in 2023 will also double. The final change is an update to our gross margins so that they reflect 40%. This is due to learnings that our team has seen as we have deployed units into the field and continually analyzed our costing models

For the 2022 calendar year we are projecting $1,089,000 in revenue across our product lines. Our current projections forecast a positive EBITDA in September 2022. Total expenses for 2022 are projected at $599,889. We are projecting a

40% gross margin for 2022.

Currently we are not profitable. We are expecting to reach profitability by September 2022. We need a minimum of $350,505 of capital to cover the cash flow gap to profitability. There are other elements of our capital raise (sales and marketing expansion, new product development, etc) that additional capital raised will be utilized for.

Forward-looking projections cannot be guaranteed.

We anticipate that the founders of the Company would continue to provide capital to the Company. In addition, the Company will conduct a simultaneous Rule 506(c) offering under Regulation D during the term of this offering. The total combined amount to be raised in both this Crowdfunding Offering and the Rule 506(c) is not expected to exceed $2 million.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Rob Kornahrens, certify that:

(1) the financial statements of RG Resource Technologies, Inc. included in this

Form are true and complete in all material respects ; and

(2) the tax return information of RG Resource Technologies, Inc. included in this

Form reflects accurately the information reported on the tax return for RG

Resource Technologies, Inc. filed for the most recently completed fiscal year.

*Rob Kornahrens*
CEO

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No dealer, investment adviser or funding portal? ☐ Yes ☑ No

   ii. places limitations on the activities, functions or operations of such person?
   ☐ Yes ☑ No

   iii. bars such person from being associated with any entity or from participating in the
   offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   i. any scienter-based anti-fraud provision of the federal securities laws, including
   without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange
   Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment
   Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
   ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.powerpanel.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement - Early Bird
    Early Bird RG Resource Technologies Subscription Agreement
    SPV Subscription Agreement
    RG Resource Technologies Subscription Agreement

Appendix C: Financial Statements

    Financials 1
    Financials 2
    Financials 3

Appendix D: Director & Officer Work History

    Garth Schultz
    Rob Kornahrens
    Rob Kornahrens

Appendix E: Supporting Documents

    Terms_of_Crowdfunding_Offering.pdf
    ttw_communications_79303_212028.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal*

*Violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird RG Resource Technologies Subscription Agreement

SPV Subscription Agreement

RG Resource Technologies Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Garth Schultz

Rob Kornahrens

Rob Kornahrens

Appendix E: Supporting Documents

Terms_of_Crowdfunding_Offering.pdf
ttw_communications_79303_212028.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

RG Resource Technologies, Inc.

By

*Rob Kornahrens*
_____

CEO - Visionary / Angel Investor

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Garth Schultz*

President
4/25/2022

*Rob Kornahrens*

CEO - Visionary / Angel Investor
4/25/2022

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.